Filed by Pacer International, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Pacer International, Inc.

(Commission File No. 000-49828)

A Message from Dan Avramovich To Pacer Associates:

I am pleased to announce that Pacer is taking the next step in its evolution as a world-class transportation and logistics player. Earlier this morning, we issued a press release announcing that the Pacer Board of Directors has reached an agreement for Pacer to be acquired by XPO Logistics. This is an exciting opportunity for Pacer associates to become part of the larger XPO team in delivering a full suite of transportation and logistics services to our combined customer bases.

For those of you unfamiliar with XPO, it is one of the largest and fastest growing providers of transportation and logistics services in North America. The company is the fourth largest freight brokerage firm, the leading provider of last-mile logistics, a top five expediter, and has growing positions in global freight forwarding, intermodal, and less-than-truckload brokerage. XPO uses its relationships with over 24,000 ground, sea, and air carriers to serve more than 9,500 customers in the manufacturing, industrial, retail, commercial, life sciences and government sectors. We believe that XPO’s portfolio of logistics solutions, including its recently completed acquisition of NLM (which is one of the largest expeditors for the automotive industry), will be a good fit with the current Pacer portfolio of service offerings, and be a good fit with our customer base.

XPO’s CEO Brad Jacobs and I are very excited about the prospect of combining Pacer’s capabilities in our Intermodal and Logistics segments with XPO’s service offerings, as this will give the new combined business an even stronger position in the marketplace. A specific example of this powerful combination is that XPO Logistics has relationships with over 24,000 ground carriers that will now be accessible by our Highway Brokerage team, further building out our ability to win in the marketplace. XPO’s interest in Pacer is also a strong confirmation of the value that they see in Pacer’s service offerings and in our people.

XPO’s history has been to acquire companies that are complementary to its core and then to operate them within an integrated network. XPO intends to operate Pacer as a business unit centered in Dublin, OH.

At this point in the process, work begins to obtain the regulatory and shareholder approvals necessary to close this transaction, which is expected to occur in the second quarter of 2014. Until that time, Pacer and XPO will continue to operate as independent companies – today’s announcement will have no impact on our day-to-day operations and it remains business as usual at Pacer.

The combined company will be in a position to deliver substantially more value to all our stakeholders, including our employees, and will become a magnet for top talent and innovative solutions. I’m very proud of the substantial value we’ve created at Pacer to make this transaction possible.

The key to the success of our business has been, and will continue to be, you, our valued associates. I hope you share my enthusiasm about this exciting transaction and next step in Pacer’s evolution. I want to thank you for all you do to make Pacer a valued and successful business partner for our customers.

Dan Avramovich

Chairman and CEO

Additional Information

In connection with the merger, XPO will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Pacer and a Prospectus of XPO, as well as other relevant documents concerning the proposed transaction. XPO AND PACER SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT / PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER, PACER AND XPO. Investors and shareholders may obtain copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. Investors and shareholders may also obtain, free of charge, copies of these documents filed with the SEC by XPO through the investor relations page on XPO’s corporate website at www.xpocorporate.com or by contacting XPO Logistics, Inc. at Five Greenwich Office Park, Greenwich, CT 06831, Attention: Investor Relations. In addition, investors and shareholders may also obtain, free of charge, copies of these documents filed with the SEC by Pacer through the investor relations page on Pacer’s corporate website at www.pacer.com or by contacting Pacer International, Inc. at 6805 Perimeter Drive Dublin, OH 43016, Attention: Investor Relations.

Participants in Solicitation

XPO, Pacer and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from Pacer shareholders with respect to the proposed merger. Information about XPO’s executive officers and directors is available in XPO’s proxy statement on Schedule 14A for its 2013 annual meeting of shareholders, filed with the SEC on April 27, 2013. Information about (1) Pacer’s executive officers and directors is set forth in Pacer’s Annual Report on Form 10-K filed with the SEC on February 8, 2013 and (2) their ownership of the Pacer shares is set forth in Pacer’s proxy statement on Schedule 14A filed with the SEC on March 13, 2013. Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of XPO, Pacer and their respective executive officers and directors in the proposed merger by reading Proxy Statement/Prospectus regarding the merger when it becomes available. Copies of these documents may be obtained, free of charge, as described above. This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include, but are not limited to, those discussed in XPO’s and Pacer’s filings with the SEC and the following: economic conditions generally; competition; XPO’s ability to find suitable acquisition candidates and execute its acquisition strategy; the expected impact of the acquisition of Pacer, including the expected impact on XPO’s results of operations; the ability to obtain the requisite regulatory approvals, Pacer shareholder approval and the satisfaction of other conditions to consummation of the transaction; the ability to realize anticipated synergies and cost savings; XPO’s ability to raise debt and equity capital; XPO’s ability to attract and retain key employees to execute its growth strategy, including retention of Pacer’s management team; litigation, including litigation related to misclassification of independent contractors; the ability to develop and implement a suitable information technology system; the ability to maintain positive relationships with XPO’s network of third-party transportation providers; the ability to retain XPO’s and Pacer’s largest customers; XPO’s ability to successfully integrate Pacer and other acquired businesses; and governmental regulation. All forward-looking statements set forth in this document are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, XPO, Pacer or their respective businesses or operations. Forward-looking statements set forth in this document speak only as of the date hereof, and neither XPO nor Pacer undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events except to the extent required by law.